LAW OFFICES OF CRAIG V. BUTLER

9900 Research Drive
Irvine, California 92618
Telephone No. (949) 484-5667 • Facsimile No. (949) 209-2545
www.craigbutlerlaw.com
cbutler@craigbutlerlaw.com

June 6, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attn:  Loan Lauren P. Nguyen

Re:

Green Automotive Company

Amendment No. 1 to Form 8-K

Filed January 15, 2013

File No. 000-54049

Dear Ms. Nguyen:

Pursuant to my discussion with J. Nolan McWilliams on June 4, 2013, in response to your letter dated May 22, 2013 regarding the outstanding Staff comments to the above-referenced filing, this letter is confirmation that Green Automotive Company will be filing a responsive amended Current Report on Form 8-K/A and corresponding comment response letter on or before Friday, June 14, 2013.

I appreciate the Commission’s understanding and please contact me if you have any questions.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.